UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On November 9, 2021, Meten Holding Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Buyers”), pursuant to which the Company agreed to sell to such Buyers an aggregate of 33,333,334 ordinary shares, par value $0.0001 per share, of the Company (the “Offered Shares”), at an offering price of $0.60 per share (the “Offering”). The Company expects to receive $20.0 million in gross proceeds from this Offering, before deducting placement agent fees and other related offering expenses. The Company intends to use the net proceeds from the Offering for capital expenditures and general corporate and working capital needs.

Under the Securities Purchase Agreement, the Company will be precluded from offering ordinary shares or ordinary shares equivalents for a period of 45 days following the date of the Securities Purchase Agreement.

The Company also entered into a placement agency agreement dated November 9, 2021 (the “Placement Agency Agreement”) with Aegis Capital Corp., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering.

The Offered Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-256087), filed with the Securities and Exchange Commission on May 13, 2021 and was declared effective on May 21, 2021 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on November 12, 2021.

Copies of the Securities Purchase Agreement and the Placement Agency Agreement are attached hereto as Exhibit 1.1 and Exhibit 1.2, respectively. A copy of the opinion of Conyers Dill& Pearman, as special counsel in the Cayman Islands to the Company, regarding the legality of the issuance and sale of the Offered Shares in the Offering is attached hereto as Exhibit 5.1.

On November 10, 2021, the Company issued a press release announcing the pricing of the Offering. On November 12, 2021, the Company issued a press release announcing the closing of the Offering. Copies of both press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-256087) and Form S-8 (File No. 333-251806, File No. 333-248883 and File No. 333-256987).

Exhibits

Exhibit No.	Description

1.1	Securities Purchase Agreement by and among Meten Holding Group Ltd. and Certain Investors, dated November 9, 2021
1.2	Placement Agency Agreement by and between Meten Holding Group Ltd. and Aegis Capital Corp., dated November 9, 2021
5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
99.1	Press Release – Meten Holding Group Prices $20 million Registered Direct Offering of Ordinary Shares Priced At-the-Market Under Nasdaq Rules
99.2	Press Release – Meten Holding Group Ltd. Closes $20 million Registered Direct Offering of Ordinary Shares Priced At-the-Market Under Nasdaq Rules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

3